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                            October 16, 2023

       Kazusa Esaki
       Chief Executive Officer
       BloomZ Inc.
       Toyo Recording 1F, 4-5-19 Akasaka
       Minato-ku, Tokyo 107-0052
       Japan

                                                        Re: BloomZ Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
19, 2023
                                                            CIK No. 0001984014

       Dear Kazusa Esaki:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Risk Factors
       Risks Related to Our Business and Industry
       If we fail to retain our existing audiences/fans or further grow our audience/fan base..., page 11

   1.                                                   We note your disclosure
regarding the    already large size of [your] audience/fan base and
                                                        high level of
audience/fan engagement.    Please expand your disclosure to quantify, if
                                                        possible, or otherwise
contextualize the size of the fan base and level of engagement to provide additional
background to investors.
       Our business depends on the continued success of our brand..., page 15

   2.                                                   We note your disclosure
regarding the importance of market awareness in the
                                                        development and success
of your business. Please expand your disclosure to describe such
 Kazusa Esaki
FirstName LastNameKazusa Esaki
BloomZ Inc.
Comapany
October 16,NameBloomZ
            2023       Inc.
October
Page 2 16, 2023 Page 2
FirstName LastName
         market awareness, including measures taken by the company to increase awareness and qualitative and quantitative indications of its success.
Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards..., page 22

3. Please expand your disclosure to clarify that you are electing to follow certain home country practices in lieu of the requirements under Nasdaq listing rules, and indicate which home country practices you are following.
Use of Proceeds, page 29

4. We note your disclosure regarding your intention to use approximately 10% of the proceeds of this offering for capital and business alliances and mergers and acquisitions to expand business performance. Please expand your disclosure to identify whether you intend to acquire assets or businesses and include the information required under Item
         3(C)(2) or Item 3(C)(3) of Form 20-F, as applicable.
5. We note that you plan to use approximately 60% of the net proceeds for investment in the animation production business and "acquisition of overseas copyrights." Please explain in an appropriate place in your prospectus how the acquisition of overseas copyrights relates to your business, and any current plans you have to acquire such copyrights.
Corporate History and Structure, page 33

6. We note that BloomZ Japan issued shares to 12 investors on May 31, 2023, shortly after
         BloomZ Cayman acquired 100% of the equity interests in BloomZ Japan, and in August
         2023 BloomZ Cayman acquired the equity interests in BloomZ Japan held by the 12 investors. Please explain the reason for the issuance of shares to the 12 investors and the subsequent acquisition of such shares by BloomZ Cayman.
Results of Operations, page 36

7. Please revise your discussion throughout to indicate how COVID-19 impacted the change in your results of operations for the periods discussed in this section.
Business
Our Competitive Strengths
Strong Support from a Large Video Game-Producing Company, page 45

8. We note your disclosure regarding the voice actors from your company who have been featured in recent CyberStep video games. We also note your disclosure that CyberStep is one of your principal shareholders. Please disclose whether there are any underlying agreements between you and CyberStep regarding collaborating with or working with these voice actors and clarify in what manner the video games are "exclusively suitable for [your] collaborating voice actors and affiliated VTubers with specific teams."
 Kazusa Esaki
FirstName LastNameKazusa Esaki
BloomZ Inc.
Comapany
October 16,NameBloomZ
            2023       Inc.
October
Page 3 16, 2023 Page 3
FirstName LastName

9. You disclose that CyberStep has granted you access to its resources and assets, such as using its existing sales channels to sell and deliver merchandise, and it has assisted in engaging with and securing opportunities to work with its subsidiaries or strategic alliances. We further note the discussion of material transactions with CyberStep disclosed under "Material Transactions and Related Parties" beginning on page 72. Please disclose any material agreements between you and CyberStep, including any relating to your access to resources and assets, as well as assistance in generating work opportunities, and discuss the material terms of such agreements. Please file such agreements as exhibits to the registration statement. Please also add risk factor disclosure, to the extent applicable, discussing your dependence on CyberStep.
Our Growth Strategy
Investment in animation production committees to acquire rights outside of comprehensive audio production, page 47

10. We note your disclosure regarding your intention to invest in animation production
         committees.    Please expand your discussion to describe these
committees, including
         whether they are separate companies or internally formed committees. Please also disclose the nature of your investment.
Clients and Marketing, page 51

11. We note that Client 1 has been responsible for a notable portion of your total revenue in recent periods, including 37.1% of your revenue for the six months ended March 31,
         2023. Please identify such client and discuss any material agreements with such client, including the terms of such agreements. In the alternative, please tell us why you believe you are not required to do so.
Property and Equipment, page 58

12. We note your disclosure regarding your leased properties. We also note your disclosure
         elsewhere regarding the importance of providing    clean and safe
physical studios for the
         voice actor workshops.    Please disclose whether those studios are
owned or leased spaces.

Unaudited Financial Statements
Statement of Cash Flows, page F-5

13. Please tell us your consideration of classifying the payments for your short-term loan receivable as cash flows from investing activities. Refer to ASC 230-10-45-13a.
Exhibits

14. Please file a copy of your term loan with CyberStep as an exhibit to the registration statement.
 Kazusa Esaki
BloomZ Inc.
October 16, 2023
Page 4
General

15. Throughout the disclosure we note discrepancies in the number of ordinary shares issued and outstanding as of the date of the prospectus. Please amend these discrepancies. For example, on page 31 you disclose that 1,570 ordinary shares are issued and outstanding, while on page 74 you disclose that that 2,237 ordinary shares are issued and outstanding.
16. We note that Lode Runner, Inc. currently owns 16.5% of the company's outstanding shares, and is 100% owned by one of the directors of CyberStep, Inc., which owns 40.2%
      of the outstanding shares of the company. Please tell us whether there are any agreements between Lode Runner and CyberStep to act or vote in concert. To the extent that either
      Lode Runner, CyberStep or both parties together will own a majority of shares following the offering, please disclose that these shareholders will be able to influence decisions of management and will control all matters requiring shareholder approval.
       Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameKazusa Esaki
                                                            Division of
Corporation Finance
Comapany NameBloomZ Inc.
                                                            Office of Trade &
Services
October 16, 2023 Page 4
cc:       Ying Li
FirstName LastName